EXHIBIT 12.1

APOLLO GOLD CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES
(Amounts in thousands except ratio)

	Year Ended December 31,
	2008	2007	2006	2005	2004

Pre-tax income from continuing operations	(174)	1,022	(15,237)	(15,961)	(27,295)
Add fixed charge adjustments:
Fixed charges: Interest expense (1)	4,692	5,738	2,677	2,533	252

Earnings, adjusted	4,866	6,760	(12,560)	(13,428)	(27,043)

Ratio of earnings to fixed charges	1.0	1.2	*	*	*

(1) Includes accretion on convertible debentures and amortization of deferred financing costs.

 * Earnings were insufficient to cover fixed charges by the following amounts for the years ended December 31:

2006	2005	2004
$12,560	$13,428	$27,043

Fixed charges:	(a) interest expensed and capitalized
(b) amortized premiums, discounts and capitalized expenses related to indebtedness
(c) estimate of the interest within rental expenses
(d) preference security dividend requirements of consolidated subsidiaries

Earnings:	Add the following:
(a) pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees
(b) fixed charges
(c) amortization of capitalized interest
(d) distributed income of equity investees
(e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges
Subtract from the total of items above the following:
(a) interest capitalized
(b) preference security dividend requirements
(c) the minority interest in pre-tax income of subsidiaries